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                                VIACOM INC. AND SUBSIDIARIES                                  Exhibit 12.2
                      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES  AND
              RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                          (In millions, except ratios)

                                                Six months ended
                                                   June 30,                             Year Ended December 31,
                                                ----------------            ------------------------------------------------------
                                                  1994     1993               1993     1992     1991     1990             1989
                                                  ----     ----               ----     ----     ----     ----             ----
Earnings (loss) before income taxes             ($2.9)   $183.0             $301.8   $155.6     $8.2  ($70.4)           $144.9

Add:
   Distributed income of Affiliated Companies    25.1       1.2               13.4      9.5      5.6     2.8               4.5
   Interest expense, net of capitalized
    interest                                    174.5      81.2              154.1    195.2    298.1   295.3             313.1
   Capitalized interest amortized                 2.2       1.1                2.1      2.4      2.3     2.3               2.3
   1/3 of rental expense                         26.0      12.2               24.8     22.6     21.5    18.8              15.5
                                               ----------------             ------------------------------------------------------
Earnings                                       $224.9    $278.7             $496.2   $385.3   $335.7  $248.8            $480.3
                                               ================             ======================================================

Fixed charges:
   Interest costs on all indebtedness          $178.6     $81.4             $154.5   $195.7   $298.6  $296.1            $313.8
   1/3 of rental expense                         26.0      12.2               24.8     22.6     21.5    18.8              15.5
                                               ----------------             ------------------------------------------------------
Total fixed charges                            $204.6     $93.6             $179.3   $218.3   $320.1  $314.9            $329.3

Preferred Stock dividend requirements            34.0       0.0               22.4      --       --      --               29.1
                                               ----------------             ------------------------------------------------------
Total fixed charges and Preferred
 Stock dividend requirements                   $238.6     $93.6             $201.7   $218.3   $320.1  $314.9            $358.4
                                               ================             ======================================================

Ratio of earnings to fixed charges               1.1x      3.0x               2.8x     1.8x     1.0x  Note a              1.5x
                                               ================             ======================================================

Ratio of earnings to fixed charges and
  Preferred Stock dividend requirements          Note b      --               2.5x       --       --      --              1.3x
                                               ================             ======================================================

(a) Earnings were inadequate  to cover fixed charges; the additional amount of earnings required to cover fixed charges for the year ended December 31, 1990 would have been $66.1 million.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividends; the additional amoount of earnings required to cover combined fixed charges and preferred stock dividends for the six months ended June 30, 1994 would have been $13.7 million.

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